UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIRNA THEURAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Oxford Bioscience Partners IV L.P.

mRNA Fund II L.P.

222 Berkeley Street, Suite 1650

Boston, Massachusetts 02116

(617-357-7474)

with a copy to:

Warren T. Lazarow

Sam Zucker

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829669100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OXFORD BIOSCIENCE PARTNERS IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MRNA FUND II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP MANAGEMENT IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JEFFREY T. BARNES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARK P. CARTHY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JONATHAN J. FLEMING

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MICHAEL E. LYTTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN G. WALTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)(1)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,615,394(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,615,394(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,615,394(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%(1)

14.	Type of Reporting Person (See Instructions) IN

The following constitutes the Amendment No. 3 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”).  This Schedule 13D/A is being filed by the Reporting Persons to report the termination by mutual agreement of the parties of the Voting Agreement described in Item 4 below.  Accordingly, the shares owned by the Reporting Persons and the other parties to the Voting Agreement are no longer subject to the voting restrictions contained in the Voting Agreement, and the Reporting Persons no longer share voting power with respect to any of the shares owned by the other parties to the Voting Agreement.  The Schedule 13D is amended and restated as follows:

Item 1. Security and Issuer

(a)                                  The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2. Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D/A:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)                                  Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”) who are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)                                 The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)                                  The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d) During the five years prior to the date hereof, none of the Reporting

Persons has been convicted in a criminal proceeding.

(e)                                  During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, the Issuer completed a one for six reverse stock split of its outstanding capital stock prior to the closing of the transactions contemplated by that certain Common Stock and Warrant Agreement described below.  The share numbers reflected throughout this Schedule 13D/A reflect the one for six reverse stock split.  Pursuant to the Common Stock and Warrant Purchase Agreement among Sirna, Oxford IV, MRNA II and various other investors (the “Investors”), dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), Oxford IV purchased 3,916,928 shares of Sirna’s Common Stock at a price of $1.98 per share for total consideration of $7,755,517.44, and MRNA II purchased 39,301 shares of Sirna’s Common Stock at a price of $1.98 per share for total consideration of $77,815.98.  Under the terms of the Common Stock and Warrant Agreement, Oxford IV also received a warrant to purchase 810,315 shares of Common Stock at an exercise price of $2.52 per share, and MRNA II received a warrant to purchase 8,130 shares of Common Stock at an exercise price of $2.52 per share (collectively, the “Warrants”).  The funds used by Oxford IV and MRNA II to acquire the Common Stock and the Warrants were obtained from their investment funds.  Subsequent to the closing of the transaction and prior to the date of the filing of this Schedule 13D/A, Oxford IV has sold an aggregate of 157,690 of the shares held by it, and MRNA II has sold an aggregate of 1,582 of the shares held by it.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued under the Common Stock and Warrant Agreement included as Exhibits A and B, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4. Purpose of Transaction

Oxford IV and MRNA II agreed to purchase the Common Stock and the Warrants for investment purposes and, through representation on the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the investment.

Pursuant to the Common Stock and Warrant Agreement, Sirna agreed to cause a registration statement covering the Common Stock issued pursuant to the Common Stock and Warrant Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC.  Sirna further agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review.  The registration statement was filed and declared effective in September, 2003.

In connection with the transaction, three (3) Sirna board members resigned.  At the closing, one (1) person designated by funds managed or advised by the Sprout Group, James Niedel, one (1) person designated by funds managed or advised by Oxford IV, Douglas Fambrough, and one (1) person designated by funds managed or advised by Venrock Associates, Bryan Roberts, were appointed as members of the board of directors of the Issuer.  As of the closing, the Sprout Group retained the right to appoint another director to the board of directors of the Issuer, and Sirna had agreed to use its best efforts to cause its compensation committee to have one (1) of the directors designated by funds managed or advised by the Sprout Group and the director designated by funds managed or advised by Venrock Associates as members and its nominating/governance committee to have one (1) of the directors designated by funds managed or advised by the Sprout Group, the director designated by funds managed or advised by Oxford IV and the director designated by funds managed or advised by Venrock Associates as members.   Sirna further agreed that for so long as any designee of Oxford IV remained a member of the board of directors and as permitted by applicable law, then the compensation committee (except during periods in which the compensation committee contained a designee appointed by Venrock Associates) would include a designee of Oxford IV.  Some of the Investors entered into a voting agreement (the “Voting Agreement”) agreeing to vote their shares to effect such elections for so long as such entities continued to hold specified percentages of the Issuer’s Common Stock.  In May, 2004, the Issuer and the investors terminated these board and committee arrangements.  Specifically, the Issuer and the investors amended the Common Stock and Warrant Agreement to terminate the Issuer’s covenants to use its best efforts to cause such nominations and elections (the “Purchase Amendment Agreement”) and the Issuer and the investors that were parties to the Voting Agreement entered into an agreement terminating the Voting Agreement in its entirety (the “Voting Termination Agreement”).

Prior to the closing, Sirna amended its charter to

(1) effect a reverse stock split of Sirna’s Common Stock whereby Sirna issued one (1) new share of Common Stock in exchange for six (6) shares of its outstanding Common Stock; and

(2)                                  allow any action required or allowed to be taken by the stockholders of Sirna at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Sirna stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Prior to the closing, Sirna amended its bylaws to provide the following:

(1) the board of directors will have seven (7) members;

(2)                                  the board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors;

(3)                                  the board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors at least one (1) of whom must not be an affiliate of any investor.  The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors; and

(4)                                  the board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors, at least one (1) of whom must not be an affiliate of any investor.  The duties of the compensation committee will include authorizing the compensation of any executive officer, setting the number of shares reserved under Sirna’s option pool, and setting employee compensation guidelines.

Sirna also agreed pursuant to the Common Stock and Warrant Agreement that after the closing, it would not, without the approval of a majority of the total number of directors then in office:

(1) authorize, offer, sell or issue any equity or debt securities of Sirna;

(2) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $500,000;

(3) grant a security interest in assets of Sirna which individually or in the aggregate have a value in excess of $500,000;

(4) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any of its material intellectual property;

(5) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

(6) approve any annual business plan or budget or any material revisions thereto; or

(7) hire or terminate any executive officer of Sirna, including the Chief Executive Officer and Chief Financial Officer.

References to and descriptions of the Common Stock and Warrant Agreement, the Purchase Amendment Agreement and the Voting Termination Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, the Form of Warrant issued under the Common Stock and Warrant Agreement, the Purchase Amendment Agreement and the Voting Termination Agreement included as Exhibits A, B, C and D respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)                                  OBP IV is the general partner of Oxford IV and MRNA II.  Oxford IV purchased 3,916,928 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  Oxford IV continues to hold 3,759,230 of the shares purchased by it pursuant to the Common Stock and Warrant Agreement.  In addition,  Oxford IV acquired a warrant to purchase 810,315 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement.

MRNA II purchased 39,301 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  MRNA II continues to hold 37,719 of the shares purchased by it pursuant to the Common Stock and Warrant Agreement.  In addition, MRNA II acquired a warrant to purchase 8,130 shares of the Issuer’s Common Stock pursuant to the Common Stock and Warrant Agreement.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and shared general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that MRNA II acquired and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that Oxford IV acquired.

Collectively, the Funds beneficially own 4,615,394 shares of the Issuer’s Common Stock, or 14.2% of the Issuer’s Common Stock.  This percentage is calculated based upon 32,605,592 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 31,787,147 shares of the Issuer’s Common Stock outstanding on March 16, 2004, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 18, 2004 and (b) 818,445 shares of Common Stock issuable to the Funds upon exercise of the Warrants issued pursuant to the Common Stock and Warrant Agreement.

(b) Number of shares as to which each person named in paragraph (a) above has:

(i) sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.

(ii) shared power to vote or to direct the vote: 4,615,394 shares for the Funds, OBP IV and the General Partners.

(iii) sole power to dispose or to direct the disposition of: 0 shares for the Funds, OBP IV and the General Partners.

(iv) shared power to dispose or to direct the disposition of: 4,615,394 shares for the Funds, OBP IV and the General Partners.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

To the best of the knowledge of Oxford IV and MRNA II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.                                   Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.                                     Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C. Amendment No. 1 to Common Stock and Warrant Purchase Agreement dated as of May 10, 2004, by and among Sirna and the Investors. (Filed herewith.)

D. Termination Agreement dated as of May 10, 2004, by and among Sirna and certain of the Investors. (Filed herewith.)

E. Agreement regarding filing of joint Schedule 13D/A. (Filed herewith.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P. by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

EXHIBIT INDEX

A.                                   Common Stock and Warrant Purchase Agreement dated as of February 11, 2003, by and among Sirna and the Investors. (Incorporated by reference to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

B.                                     Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of February 11, 2003. (Incorporated by reference to Exhibit B to Exhibit 10.1 of Sirna’s Current Report on Form 8-K filed with the Commission on February 14, 2003).

C.                                     Amendment No. 1 to Common Stock and Warrant Purchase Agreement dated as of May 10, 2004, by and among Sirna and the Investors.  (Filed herewith.)

D.                                    Termination Agreement dated as of May 10, 2004, by and among Sirna and certain of the Investors.  (Filed herewith.)

E.                                      Agreement regarding filing of joint Schedule 13D/A.  (Filed herewith.)

Exhibit C

AMENDMENT NO. 1
TO
 COMMON STOCK AND WARRANT  PURCHASE AGREEMENT

This Amendment (the “Amendment”) to that certain Common Stock and Warrant Purchase Agreement, dated as of February 11, 2003, by and among Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Company”), and the investors listed on Exhibit A thereto (the “Agreement”), is made as of May 10, 2004, by and among the Company and the parties to the Agreement listed on the signature pages hereto, each of which is herein referred to as an “Investor.”  Capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement.

RECITALS

WHEREAS, the Company and the Investors are parties to the Agreement, which was executed by such parties on February 11, 2003;

WHEREAS, the Agreement provides that any provision of the Agreement may be amended, waived or modified only upon the written consent of the Company and the funds managed or advised by Sprout Group, the funds managed or advised by Oxford Bioscience Partners IV and the funds managed or advised by Venrock Associates; and

WHEREAS, the Company and Investors representing such funds wish to amend Section 7.6 of the Agreement regarding the election of directors.

NOW, THEREFORE, in consideration of the respective promises and covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                       Amendment of Section 7.6.  Section 7.6 of the Agreement is hereby amended and restated in its entirety as follows:

“7.6                           Election of Directors.

“(a)                            The Company will use its best efforts to cause, at the Closing, (i) two (2) persons designated by funds managed or advised by Sprout Group (collectively “Sprout”), one of whom must be reasonably acceptable to Venrock and Oxford (each a “Sprout Designee”), to be appointed members of the board of directors of the Company, and (ii) each of the compensation committee and the nominating committee to have (1) of the Sprout Designees as a member.

(b)                                 The Company shall use its best efforts to cause, at the Closing, (i) one (1) person designated by funds managed or advised by Oxford Bioscience Partners IV (collectively “Oxford”) (the “Oxford Designee”) to be appointed a member of the board of directors, and (ii) such Oxford Designee to be a member of the nominating committee.

(c)                                  The Company will use its best efforts to cause, at the Closing, (i) one (1) person designated by funds managed or advised by Venrock Associates (collectively “Venrock”) (the “Venrock Designee”) to be appointed a member of the board of directors of the Company, and (ii) such Venrock Designee to be a member of the nominating committee and the compensation committee.

(d)                                 The board of directors of the Company immediately following the Closing shall consist of the Sprout Designees, the Venrock Designee, the Oxford Designee, the chief executive officer of the Company and two additional members for a total of seven authorized directors.

(e)                                  In accordance with the Company’s normal reimbursement policies for directors, the Sprout Designees, the Venrock Designee, and the Oxford Designee shall be reimbursed for all reasonable expenses associated with attending meetings of the Company’s board of directors.”

2.                                       Governing Law.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

3.                                       Counterparts.  This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

4.                                       Survival.  Except as modified hereby, the Agreement continues in full force and effect, unmodified in any way.

5.                                       Entire Agreement.  This Amendment and the Agreement, including all exhibits thereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof.

6.                                       Successors and Assigns.  The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Amendment, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Amendment, except as expressly provided in this Amendment.

7.                                       Titles and Subtitles.  The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

8.                                       Law Firm; Waiver of Conflicts.  Each party to this Amendment acknowledges that O’Melveny & Myers LLP, counsel for the Company, has in the past and may continue in the future to perform legal services for certain of the Investors in matters unrelated to the transactions described in this Amendment, including the representation of such Investors in venture capital financings.  Accordingly, each party to this Amendment hereby:

(i) acknowledges that they have had an opportunity to ask for information relevant to this

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disclosure; (ii) acknowledges that O’Melveny & Myers LLP represented the Company in the transaction contemplated by this Amendment and has not represented any individual Investor or any individual stockholder or employee of the Company in connection with such transaction; and (iii) gives its informed consent to the representation by O’Melveny & Myers LLP of certain of the Investors in such unrelated matters and the representation by O’Melveny & Myers LLP of the Company in connection with this Amendment and the transactions contemplated hereby.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

SIRNA THERAPEUTICS INC.

By:	/s/ Bharat M. Chowrira

Name:	Bharat M. Chowrira

Title:	V.P. Legal Affairs, Licensing & Patent Counsel

Address:	2950 Wilderness Place

Boulder, CO 80301

INVESTORS:

DLJ CAPITAL CORPORATION

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

SPROUT CAPITAL IX, L.P.
By: DLJ Capital Corporation
Its: Managing General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

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SPROUT ENTREPRENEURS’ FUND, L.P.
By: DLJ Capital Corporation
Its: General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

SPROUT IX PLAN INVESTORS, L.P.
By: DLJ LBO Plans Management Corporation
Its: General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Attorney in Fact

VENROCK ASSOCIATES,
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock
Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.,
by its General Partner, VEF Management III
LLC

By:	/s/ Bryan E. Roberts
Name: Bryan E. Roberts
As a General Partner or Member

OXFORD BIOSCIENCE PARTNERS IV, L.P.
By: OBP Management IV L.P., its general partner

By:	/s/ Alan G. Walton
Name: Alan G. Walton
Title: General Partner

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MRNA FUND II, L.P.
By: OBP Management IV L.P., its general partner

By:	/s/ Alan G. Walton
Name: Alan G. Walton
Title: General Partner

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Exhibit D

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (the “Agreement”) is made this 10th day of May, 2004, by and among DLJ Capital Corporation, Sprout Capital IX, L.P., Sprout Entrepreneurs’ Fund, L.P., Sprout IX Plan Investors, L.P., Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Oxford Bioscience Partners IV L.P. and mRNA Fund II, L.P. (each an Investor, and, collectively, the “Investors”).

R E C I T A L S:

WHEREAS, the Investors entered into that certain Voting Agreement (the “Voting Agreement”), dated February 27, 2003, pertaining to the voting of their respective shares of capital stock in Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Company”), to ensure that each vote their shares of the Company’s voting stock in favor of certain designees to the Company’s Board of Directors and such other voting arrangements set forth therein; and

WHEREAS, the Investors have determined that it is in their best interests to terminate the Voting Agreement upon the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the respective promises and covenants of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.                                       Definitions.  All terms not otherwise defined herein shall have the same meaning as in the Voting Agreement.

2.                                       Termination.  The Voting Agreement shall terminate upon the date hereof.  Subject to the provisions of this Agreement, the rights and obligations of the Investors under the Voting Agreement shall terminate as of the date hereof.

3.                                       Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.                                       Governing Law.  This Agreement shall be construed under and shall be governed by the internal laws of the State of Delaware, without regard to principles of conflict of laws.

5.                                       Entire Agreement.  This Agreement sets forth the entire understanding of the parties in connection with the subject matter hereof and this Agreement may be altered only by an instrument in writing with the Consent of the Investors.  The parties hereby agree that all prior or contemporaneous oral agreements between and among themselves and the agents or representatives relative to the termination of the Voting Agreement are merged in or revoked by this Agreement.  None of the parties hereto have made any statement, representation or warranty in connection herewith except those expressly set forth herein, that has been relied upon by the parties hereto or that has acted as inducement for the parties to enter into this Agreement.  For the avoidance of doubt, no Investor Group (as defined below) or its affiliates shall have any obligation to vote its or their shares in favor of any person designated by any other Investor Group or its affiliates.  For the purposes of this Agreement, the three “Investor Groups” shall be:  (i) those funds managed or advised by Sprout Group; (ii) those funds managed or advise by Oxford Bioscience Partners IV; and (iii) those funds managed or advised by Venrock Associates.

6.                                       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same amendment.

7.                                       Law Firm; Waiver of Conflicts.  Each party to this Agreement acknowledges that O’Melveny & Myers LLP, counsel for the Company, has in the past and may continue in the future to perform legal services for certain of the Investors in matters unrelated to the transactions described in this Agreement, including the representation of such Investors in venture capital financings.  Accordingly, each party to this Agreement hereby:  (i) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; (ii) acknowledges that O’Melveny & Myers LLP represented the Company in the transaction contemplated by this Agreement and has not represented any individual Investor or any individual stockholder or employee of the Company in connection with such transaction; and (iii) gives its informed consent to the representation by O’Melveny & Myers LLP of certain of the Investors in such unrelated matters and the representation by O’Melveny & Myers LLP of the Company in connection with this Agreement and the transactions contemplated hereby.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Termination Agreement as of the date first set forth above.

INVESTORS:

DLJ CAPITAL CORPORATION

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

SPROUT CAPITAL IX, L.P.
By: DLJ Capital Corporation
Its: Managing General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

SPROUT ENTREPRENEURS’ FUND, L.P.
By: DLJ Capital Corporation
Its: General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Vice President

SPROUT IX PLAN INVESTORS, L.P.
By: DLJ LBO Plans Management
Corporation
Its: General Partner

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Attorney in Fact

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VENROCK ASSOCIATES,
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock
Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.,
by its General Partner, VEF Management III
LLC

By:	/s/ Bryan E. Roberts
Name: Bryan E. Roberts
As a General Partner or Member

OXFORD BIOSCIENCE PARTNERS IV, L.P.
By: OBP Management IV L.P., its general partner

By:	/s/ Alan G. Walton
Name: Alan G. Walton
Title: General Partner

MRNA FUND II, L.P.
By: OBP Management IV L.P., its general partner

By:	/s/ Alan G. Walton
Name: Alan G. Walton
Title: General Partner

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Exhibit E

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D/A, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Sirna Therapeutics, Inc. is being filed on behalf of each of the undersigned.

Dated:  May 10, 2004.

OXFORD BIOSCIENCE PARTNERS IV L.P. by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

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/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

2